INVEST IN **BALLOON**

Rebuilding how teams collaborate: more productive, inclusive, informed


Balloon

getballoon.com San Francisco CA

Technology | Saas | Female Founder | B2B | Operations

LEAD INVESTOR



Gale Wilkinson Managing Partner

We are investing in this deal for the following reasons: 1. We believe the product solves a real need in the market as bias and group dynamics affect nearly every organization 2. The company has exhibited early signs of traction with $225k of revenue in 2020 3. There are other strong investors involved in the deal including Wavemaker, LAUNCH, Imagination Capital, and others 4. The company's head of customer success has worked as head of growth at two fast-growing startups and was involved in one acquisition 5. We believe the market is large and growing

Invested $5,000 this round

Highlights

1. ℹ️ B2B SaaS platform unlocking ideas, feedback, and insights from a group
2. 🗣️ Eliminates group dynamics and amplifies voices
3. 💸 Paying customers include Amazon, Masterclass, MLB, Estee Lauder & more
4. 🕒 Reduces meeting time by 70%
5. ⚡ Over 80% of information shared is brand-new
6. ✋ Companies see high engagement, with 78% participation
7. ✍️ Expert-created question sets and custom workflow
8. 💰$1M committed by: LAUNCH, Wavemaker, Streamlined Ventures, X Factor Ventures, Imagination Capital

Our Team

Our Team



Amanda Greenberg CEO and Co-Founder

Developed national behavior change campaigns for the U.S. CDC and EPA under then-Vice President Joe Biden. MSPH, UNC-CH Gillings School of Public Health (graduated first in class)



Noah Bornstein CTO and Co-Founder

Before founding Balloon, I was a User Experience Designer at IBM. I graduated with my Master of Human-Computer Interaction degree from Carnegie Mellon University.

Pitch


Balloon
amanda@getballoon.com


Problem
Systemic, deep-rooted organizational issues cost companies billions:
Groupthink plagues decision-making
People don't share their best ideas or most accurate, honest feedback
Loud voices dominate conversations
Leaders don't know what they don't know
Zoom/Slack/others not built for this
Balloon
amanda@getballoon.com 2


Balloon
B2B SaaS platform
Unlocks ideas, feedback, and insights from a group
Eliminates group dynamics and amplifies voices
Expert-created question sets and custom workflow with responses, collaboration, voting, and results
Balloon
amanda@getballoon.com 3


Delivers high ROI and transforms companies
70%
Reduces meeting time by 70%
One flight (our custom workflow) replaces 3-10 meetings
80%
Over 80% of the information shared is brand new – it hasn't been seen or heard within a company before
78%
Companies see high engagement, with 78% participation
SOME OF OUR
Paying customers
amazon
vmware
uscellular
MasterClass
UTA
ESTĒE LAUDER COMPANIES
Balloon
amanda@getballoon.com 4



Product Flow

Start with a question set or topic, developed by industry experts, or create your own →

SUBMIT
Anonymously submit responses
BENEFITS
Eliminates anchoring bias, loud voices, and fears.

→ **COLLABORATE**
Anonymously collaborate & discuss
BENEFITS
No titles, identities, or courtesies

→ **VOTE**
Vote for responses you support
BENEFITS
Research-backed Approval Voting System, No groupthink, Meritocracy

→ **RESULTS**
Top responses revealed
BENEFITS
Balloon Score to indicate buy-in & approval, Claim contributions & get credit



Think Again: Rethinking Assumptions
How can we make rethinking a central part of our work?

Use cases

MEETING REPLACEMENT
Hyper-focused, efficient discussion & decision-making

- Scouting & Drafting – **The LA Angels**
- All-Hands – **UTA**
- AMA – **AWS**
- IT Staff Meetings – **Dartmouth**
- IT Lean Coffee – **PayScale**

MARKET RESEARCH
Identify existing challenges & new opportunities

- Ballpark Experience – **MLB**
- Product Improvements and New Product Ideas – **AWS**
- Challenges at Retail Locations – **U.S. Cellular**
- Q&A/Participant Feedback – **U.S. Cellular**

TEAM ALIGNMENT
Gain alignment on key projects & decisions

- Candidate and Job Description Alignment – **Thumbtack**
- Alignment on Diversity, Equity & Inclusion Projects, Programs & Calendar – **MasterClass**
- OKR Creation & Alignment – **The LA Angels**

IDEATION + INNOVATION
Gather new ideas & drive creative thinking

- Innovation Sprint – **U.S. Cellular**
- Dangerous Ideas – **AWS**
- Quarterly HackDay – **PayScale**
- Career Week Brainstorm – **AWS**

PLANNING + PRE-MORTEMS
Eliminate false starts

- Innovation Sprint Kick-off – **U.S. Cellular**
- Company-wide 2020 Planning – **MasterClass**
- Content Idea Prioritization – **MT Copeland**

RETROSPECTIVES
Improvement planning

- Org-wide Retrospective – **AWS**
- Quant Review Process Postmortem – **The LA Angels**
- Engineering Retrospective – **Coalition**
- End of Year Ballpark Summit – **MLB**

Start with a question set or topic, developed by industry experts, or create your own



Flight Templates
Kat Cole
Arlan Hamilton
Adam Grant
Organizational psychologist, professor, author
Think Again: Rethink Assumptions
Categories
Description
Suggested Questions

Expert-Authored Templates

- Signed partnerships w/ pre-eminent leaders, researchers, and experts
- Templates cut across all areas of business
- Templates used in-product and for public-facing growth marketing
- Rev-share and/or equity deals for promotion + referrals

25+	20+	100+
Expert Authors	Categories	Templates



Rob Dyrdek
Entrepreneur, VC, TV Personality

Daisy Auger-Dominguez
CPO of VICE Media

Adam Grant
Org. psychologist, professor, NYT best-selling author

Kat Cole
Former COO and President of Focus Brands

Daniel Pink
Human behavior researcher, NYT best-selling author

Arlan Hamilton
Founder and Managing Partner of Backstage Capital

Adam Goldstein · Alex Lieberman · Aubrie Pagano · Bernadette Aulestia · Betty Liu
Cassie St.Onge · Christine Holfbeck · Dr. Ethan Burris · Erica Brescia · Howard Tullman
Matt Mullenweg · Peter Goldberg · Richard "Dick" Parsons · Rishad Tobaccowala
Rowan Trollope · Sally Thornton · Scott Kurnit · Terry Kramer

Core elements of each template

DESCRIPTION
When, why, and how to best run this flight

TYPES OF INSIGHTS
Direct results and



Leadership Through Uncertainty or Crisis
Richard Parsons

CATEGORIES
Relevant areas of business, so leaders can find the best template for team/use case

SUGGESTED QUESTIONS
Research-backed, expert-crafted and -tested questions to unlock

outcomes leaders can expect

insights

Delighted customers

Sudeeptha Jothiprakash
Principal Product Manager, AWS

Andrew Bell
Director of Baseball Operations, LA Angels

Austin Brown
Innovation Manager, US Cellular

John Lynch
Director IT, PayScale

Carol Carpenter
CMO, VMWare

Bob Wilkinson
Head of Engineering, Coalition

"It was AMAZING. **We should be using this all the time.** Hell, we should be using it with our customers."

Anonymous Participant
VP Marketing, US Cellular

"**I'm an introvert, so for many reasons, this product is amazing.**"

Nakisa Cooper
VP of Content, MasterClass

Go-To-Market

HORIZONTAL B2B SAAS

Bottom-up self-service
Subs starting at $50/mo per manager

+ Top-down enterprise
Subs starting at $35k + add ons

Buyer
Director level+, line of business

ARR

2020	2021	2022	2023	2024
$200k	$1.4M	$6.6M	$21M	$103M

Acquisition

ORGANIC
Organic search:
SEO, 1st page
Category creation:
Content (guides, blogs, listicles, expert templates) + social + email campaigns
Referrals from Template Authors
Rev share for referrals - marketing site + social

PAID
LinkedIn:
Tentpole categories ⟶ awareness + retargeting
Search:
Concentrated ads for awareness + tests for trial
Template Author Campaigns
Ads targeting authors' followers on LI and search

Forward-looking projections cannot be guaranteed.

Land and Expand

For top customers, average paid seat count:

3	5	10
At 3 months	At 6 months	At 9 months

MLB example: expansion + organic growth

LA Angels initial purchase → LA Angels enterprise expansion → MLB initial purchase → MLB enterprise expansion

AWS example: expansion + organic growth

AWS initial purchase → +3 Flight Creators → +3 new AWS teams → Collingwood Flight Creator initial purchase → $100k+ LOI AWS enterprise expansion

Champions take us with them

Balloon was one of the first tools bought when users moved to a new company:

COPELAND

Coalition

We're creating a new category with limited disruption and need for education

Pre-chasm signals

- ✓ Companies want to fix problem, and are paying.
- ✓ Biggest competition isn't another company. It's the status quo.
- ✓ No suitable pricing comps.
- ✓ Direct sales most effective.

We have product market fit

Number of people who have the problem.
Every group. Literally.

Intensity of the problem.
Costing companies $ billions.

How well existing products solve the problem.
They don't.

Companies want our solution.
Sales pipeline grew 30% in Q1, including Netflix, Disney, & Cisco

100
NPS - Paid users
67
NPS - Overall



Balloon Founding Team

Amanda Greenberg
CEO and Co-Founder

Noah Bornstein
CTO and Co-Founder



- Dartmouth College graduate
- MSPH, UNC-CH Gillings School of Public Health (graduated first in class)
- Public health researcher in Washington, D.C.
- Developed national behavior change campaigns for the U.S. CDC and EPA under then-Vice President Joe Biden

- Carnegie Mellon University graduate in Human-Computer Interaction
- Built products and apps for IBM, Bloomberg, national political campaigns, and progressive nonprofits.
- Developed a Tibetan language learning app for His Holiness the Dalai Lama

OUR INVESTORS



Matt Mullenweg
WordPress Founder



Jason Calacanis
Early Investor Uber, Robinhood, Calm



Scott Kurnit
About.com Founder

wavemaker · LAUNCH · FACTOR VENTURES · streamlinedventures · Lumia · IMAGINATION CAPITAL

$2.1m
Series Seed
raised Aug 2019

We are tackling the largest, untapped opportunity in the workplace.

Balloon will be THE platform to break through the barriers of collaboration to unlock unreachable information.


Thank You!
amanda@getballoon.com

Appendix

Examples: Social Sharing by Template Authors


Excited to share that my flight template series, "Leading with Belonging," is live on @BalloonPlatform! This three-part series will guide you through how to cultivate belonging, manage for inclusion, and establish creative empowerment.
Balloon
Balloon